UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of July 2013
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of the Registrant's:

(a)	News Release dated July 16, 2013 - NOVA Chemicals Corporation to Offer $500 Million of Senior Notes;

(b)	News Release dated July 16, 2013 - NOVA Chemicals Corporation Commences Tender Offer and Solicitation of Consents for its 8.375% Senior Notes due 2016; and

(c)	News Release dated July 16, 2013 - NOVA Chemicals Corporation Announces Pricing of Private Offering of $500 Million of Senior Notes due 2023;

are furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Alan Pretter
Alan Pretter
Corporate Secretary

July 16, 2013

EXHIBITS

Attached hereto is:

99.1	News Release dated July 16, 2013 - NOVA Chemicals Corporation to Offer $500 Million of Senior Notes.

99.2	News Release dated July 16, 2013 - NOVA Chemicals Corporation Commences Tender Offer and Solicitation of Consents for its 8.375% Senior Notes due 2016.

99.3	News Release dated July 16, 2013 - NOVA Chemicals Corporation Announces Pricing of Private Offering of $500 Million of Senior Notes due 2023.